

Mail Stop 7010

April 10, 2008

via U.S. mail and facsimile

James P. Waters, Chief Financial Officer
Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

>   **RE: Hillman Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 28, 2008**
>
>   **File No. 1-13293**

Dear Mr. Waters:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 18

1. In future filings, please expand/revise the discussion of your results of operations to provide a more comprehensive analysis of the positive and negative factors that impacted net sales, gross profit, SG&A, etc., ensuring that you sufficiently explain

why an event or transaction has occurred and is impacting the specific line item. In addition, you should discuss known or anticipated trends that have had and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Finally, you should quantify the impact each factor has had on the line item. Examples of where you could improve your discussion and analysis include the following:

- You attribute the increase in net sales to new store openings by your customers and also to new product introductions. You also attribute the increase in the sales of engraving products to the increase in volume and sales price. Finally, you attribute the change in SG&A to a number of factors. The impact of all of these factors should be quantified.
- Your gross profit margin has declined each period presented. While you do note that raw material costs have been increasing, you also state that you have implemented price increases to offset higher product costs. However, there is no specific statement as to why your gross profit margins have been declining since fiscal year 2004 notwithstanding the fact that you have increased your prices to address the raw material increases.
- Your effective tax rate has had wide swings in variability for each period presented. Instead of referring investors to the reconciliation, you should provide an investor with a specific explanation as to why your effective tax rate varies significantly between each period presented and from the statutory rate.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that should have further analysis. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Liquidity and Capital Resources, page 22

2. In future filings, please expand your liquidity discussion to include a discussion for each of the three fiscal years presented regarding the three major categories of the statements of cash flows. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K for guidance.

3. We note your disclosure regarding the minimum fixed charge coverage ratio you must maintain including the amount of the fixed charge coverage ratio for the 12-months ended December 31, 2007. We further note that your Senior Credit Agreement also contains financial covenants for a leverage ratio and levels of financial position that must be maintained. Please include a discussion of the leverage ratio and the levels of financial position that must be maintained, unless management believes that the likelihood of default is remote. See Section 501.03 of

the Financial Reporting Codification. Given the significance of your debt agreements to your liquidity and the potential adverse impact if debt repayment were accelerated, it would appear that such disclosure is important for an investor to access your ability to remain compliant.

4. Please revise your contractual obligations table in future filings to include footnotes to the table with information about conditions that may create future cash obligations related to your Class A common stock, Class B common stock, Class A preferred stock, and stock options that are subject to put options. Refer to Item 303(a)(5) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 24

5. Please include critical accounting policies for each of your puttable securities and securities that are redeemable at fair value (i.e., Class A common stock, Class B common stock, Class A preferred stock, Hillman Investment Company Class A preferred stock) to provide investors with a detailed explanation as to how you estimate their fair value. As the put options may require you to have sufficient cash to redeem these securities, such disclosure should provide investors with sufficient information regarding the method(s), the material assumptions and the sensitivity of those assumptions to understand the potential impact on your cash flows. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

4. Acquisitions, page 44

6. We note that you accounted for the acquisition of certain assets from SteelWorks using the purchase method of accounting in accordance with SFAS 141. Paragraph 9 of SFAS 141 states that purchase accounting only applies to the acquisition of businesses. It is unclear to us how you determined that the acquisition of certain intangible assets from SteelWorks meets the definition of a business in accordance with the guidance in EITF 98-3. Please provide us with your analysis of EITF 98-3 that demonstrates the acquisition of the intangible assets contain all of the inputs and processes necessary for those assets to continue to conduct normal operations after the transfer.

7. Please address the appropriateness of the 23 year life of the customer relationships and the indefinite life of the trademarks given the fact that the exclusive supply agreement with SteelWorks is only for ten years.

13. Common and Preferred Stock, page 54

8. Please provide us with the following information and revise your disclosures in future filings for your common and preferred stock to address each of the following:

- The instances in which the management holders may put the Class A common stock and Class B common stock at their option. Also, tell us whether any of the other instruments with put options have this feature.
- The fair value and cost of your Class A common stock and Class B common stock subject to put options as of December 31, 2007.
- An explanation as to why you are not marking the Class A preferred stock and Class A common stock to market. Refer to paragraph 15 of EITF Topic D-98 for guidance.
- The components of the mandatorily redeemable preferred stock line item on the consolidated balance sheets (i.e., the amount of the subsidiary Class A preferred stock, the amount of accumulated and unpaid dividends accrued, and the amount of options).
- Factor by which the Hillman Investment Company Class A preferred stock is redeemable (i.e., fair value, cost, fixed amount, etc.).
- The components of the management purchased preferred options line item.

9. We note that the 1,000 shares of Class B common stock were purchased by your management at the merger date. We also note your statement that you are recognizing the changes in fair value of the Class B common stock as a charge to compensation expense over the five year vesting period based on the guidance in SFAS 123R. Finally, we note that of the 1,000 shares issued and outstanding 400 shares have vested as of December 31, 2007 and that the fair value of your Class B common stock is $1,692.40 per share. Please tell us and revise your disclosure in future filings, as appropriate:

- All of the terms of the purchase of these shares by management.
- What you mean by liability accounting treatment under SFAS 123R. In this regard, we assume that the Class B common stock did not qualify for liability accounting in accordance with paragraph 31 of SFAS 123R since you have classified the Class B common stock in temporary equity in accordance with SAB Topic 14:E.
- If you are accounting for the Class B common stock by adjusting the carrying amount based on the redemption amount while taking into account the proportion of consideration received in the form of employee services (i.e., vesting) in accordance with the guidance in SAB Topic 14:E, please revise your disclosure to clarify.
- How you determined the $1,635,000 carrying value for the Class B common stock in your consolidated balance sheet as of December 31, 2007 in light of the estimated fair value and the vesting of these shares as disclosed in your financial statements. Please identify the applicable accounting literature you relied on.

- Explain why you decreased the recorded value of your Class B common stock to $0 as of December 31, 2006 and recognized a benefit in your consolidated statements of operations of $1,311. In this regard, we note that you issued 51.3 options for the purchase of Class B common stock with an exercise price of $2,275 per option.

14. Stock-Based Compensation, page 56

10. Please revise your disclosure in future filings for your common options for the following:
    - State how you determined a volatility rate of 27.3% used in the Black-Scholes option pricing model to estimate the fair value of the options.
    - State the vesting period, if any.

11. Please tell us and revise future filings to disclose how you are accounting for the common options. Refer to SFAS 123R, SAB Topic 14:E, and FSP 123R-4 for guidance.

12. Please tell us and separately disclose in future filings the fair value and intrinsic value of the Class A preferred stock options and of the Hillman Investment Company Class A preferred stock options at the date of grant and for each balance sheet date presented.

13. Please tell us and disclose in future filings where you have included the Class A preferred stock options in your consolidated balance sheet.

14. We note your disclosure that the fair value of the Preferred Options (both the Class A preferred stock options and the Hillman Investment Company Class A preferred stock options) is determined using the intrinsic value method. Please tell us and revise your disclosure in future filings, to explain how the intrinsic value method is a method for estimating the fair value of these options.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief